UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated January 18, 2018

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on February 22, 2018, at 10:00 AM (Israel time), at the offices of the Company, Millennium Tower, 23rd Floor, 23 Aranha Street, Tel Aviv, Israel, for the following purposes:

(1)	Approval of the Agreement with Energean Israel Limited for the purchase of natural gas by the Company; and

(2)	Approval of the renewal of the Management Services Agreement with Israel Corporation Ltd.

Shareholders of record at the close of business on January 29, 2018 (the “Record Date”) are entitled to participate, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company at the address set forth above, Attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors,

Lisa Haimovitz

Senior Vice President, Global General Counsel and Corporate Secretary

Dated: January 18, 2018

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or "Board"), of proxies for use at an Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of an Extraordinary General Meeting of Shareholders. The Meeting will be held on February 22, 2018, at 10:00 AM (Israel time), at the offices of the Company, Millennium Tower, 23rd Floor, 23 Aranha Street, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	Approval of the Agreement with Energean Israel Limited for the purchase of natural gas by the Company; and

(2)	Approval of the renewal of the Management Services Agreement with Israel Corporation Ltd. ("Israel Corp.").

The Company is not currently aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than January 25, 2018.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company no less than 4 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company no less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received at least 48 hours before the Meeting, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on January 29, 2018 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about February 1, 2018 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On January 18, 2018, 1,302,970,049 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of shares should take note that, pursuant to Article 75 of the Articles of Association of the Company (the "Articles"), the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

        The following table presents, as of January 18, 2018 (unless otherwise noted below), the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,761	45.93%
Potash Corporation of Saskatchewan Inc.(3	176,088,630	13.77%

(1)	The percentages shown are based on 1,278,380,418 Ordinary Shares issued and outstanding as of January 18, 2018 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.“), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of a foreign discretionary trust that has indirect control of Millennium as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approx. 46.9% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is a prime beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd. (“XT Holdings”), which indirectly holds (i) 20% of the economic interest in Millennium, and (ii) approx. 2.25% of the issued and outstanding shares of Israel Corp. Mr. Ofer also owns directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Furthermore, XT Holdings indirectly holds approx. 0.03% of our share capital (namely, 377,662 Ordinary Shares). Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any, excludes 22,486,808 Ordinary Shares currently subject to certain forward sales agreements. Israel Corp. does not currently have voting rights or dispositive power with respect to the Ordinary Shares subject to the forward sales agreements, which shares have been made available for the forward counterparties. Under such agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such Ordinary Shares ("physical settlement") unless it informs the forward counter parties otherwise at the relevant settlement dates specified in such agreements. As of the date hereof, settlement under such forward sales agreements has begun and is expected to continue to be executed in components, on a number of settlement dates over a period of approx. 1.82 years. Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

(3)	Effective January 1, 2018, Potash Corporation of Saskatchewan Inc. ("PotashCorp") became a wholly-owned subsidiary of Nutrien Ltd. ("Nutrien"), a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE under the symbol "NTR". On January 16, 2018, Nutrien announced that it intends to sell 100% of ICL's stake held by PotashCorp in a private secondary offering, subject to customary closing conditions, and that the offering is expected to close on January 23, 2018.

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five highest compensated officers in 2016, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2016 Annual Report on Form 20-F (the “2016 20-F”) and filed with the U.S. Securities and Exchange Commission (“SEC”) on March 16, 2017.

PROPOSALS

Item 1 - Approval of the Agreement with Energean Israel Limited for the purchase of natural gas by the Company ("Energean” and the "Agreement", respectively)

Background

The Company’s facilities in Israel use large amounts of energy, and accordingly, energy constitutes a significant component of the costs involved in the production of some of the Company’s products.

In order to operate its facilities in Israel, the Company uses, among other sources, natural gas as a source of energy. The Company intends to utilize its present gas contracts and thereafter to enter into new gas contracts in order to run a new power plant which is currently under construction in Sodom. The new power plant is intended to supply electricity and steam requirements for the Company’s production facilities in Sodom. The Company is striving to become a leader in reduction of emissions, in general, and in reducing “Green House Gas” emissions, in particular. The Company’s efforts include the strategic conversion of its main production facilities to natural gas combustion, as increased use of natural gas in the Company’s facilities is expected to significantly reduce emissions of pollutants in the area surrounding them, improve the quality of the output, reduce maintenance expenses and lead to significant monetary savings due to the transition from the use of more expensive fuels.

Tamar Group1 is the Company’s main supplier of natural gas in recent years, and gas supply from the Tamar gas field provides all of the Company’s gas requirements in Israel.

As far as the Company is aware, the Tamar Group will be the sole supplier of natural gas to the Israeli economy, until the end of 2019 at the earliest.2 In 2015-2016, the Israeli government approved an outline for the increase of the quantity of natural gas produced at the Tamar gas field and the swift development of the Leviathan, Karish and Tanin gas fields, as well as other gas fields, subject to issuance of an exemption from restrictive trade arrangement under Section 52 of the Restrictive Trade Practices Law, 5748-1988 (in this Item 6: the “Gas Outline”). Approval of the exemption was issued on December 17, 2015. In December 2016, Energean acquired its holdings in the Karish and Tanin natural gas fields as part of the timetables provided by the Gas Outline. Development of the Karish and Tanin gas fields has yet to begin.

The Company was party to a long-term supply agreement, for purchasing gas from the Tamar Group, which expired on September 30, 2017. The Company is currently purchasing gas from Tamar Group pursuant to an arrangement which extends the current agreement until January 31, 2018, and the Company intends to sign a backup agreement with Tamar Group at the appropriate time which will, subject to certain limitations, enable the option to continue purchasing gas from Tamar Group at the prices set by the Gas Outline, until the end of year 2025 (the “Backup Agreement”). In anticipation of the expiration of the aforesaid long term supply agreement, the Company entered into negotiations with Tamar, the owners of the rights to the Leviathan gas field (“Leviathan”) and with Energean Israel Limited (“Energean”), the owners of the rights to the Karish and Tanin gas fields, for the purpose of entering into a new long term supply agreement for natural gas. As a result of these negotiations, the Company concluded that the terms that Energean was offering, when accompanied by the option of the Backup Agreement, are the most beneficial terms and conditions.

1 As of the date of this Proxy Statement, Nobel Energy Mediterranean Limited, Isramco Negev 2, Delek Drilling Limited Partnership, Dor Gas Exploration Limited Partnership, Tamar Petroleum Ltd and Everest Infrastructures Limited Partnership (“Tamar Group”).

2 To the best knowledge of the Company, Israel's Electric Company imports natural liquid gas and under certain conditions may sell small quantities of gas from this source.

The Term Sheet and engagement in natural gas purchase Agreements

On August 8, 2017 the Company announced its execution of a non-binding term sheet (the “Term Sheet”) with Energean, the owner of holdings in the Karish and Tanin natural gas fields, for the purchase of natural gas to be used in the operation of its power plants in Sodom and the Company’s other facilities in Israel. The negotiations with Energean were conducted by the Company concurrently and jointly with Oil Refineries Ltd. (“Bazan”)3 and OPC Energy Ltd.4 (“OPC”) (hereinafter, jointly: the “Group Companies”). The negotiations by the Group Companies were designed to benefit each of them, in order to improve the bargaining position of each vis-à-vis Energean, and in order to achieve improved terms for the purchase of natural gas for each of the Group Companies according to its particular needs and characteristic gas consumption, as well as to equally serve the independent interests of each of the Group Companies.

Each of the Group Companies entered into a separate agreement on December 6, 2017 for the purchase of natural gas by it (subject to the fulfilment of certain contingent conditions). The Company’s Agreement provides that a breach or termination of any of the agreements of the other Group Companies will not affect the Company’s Agreement and, to the Company’s knowledge, the agreements of each of the other Group Companies have similar provisions with respect to a breach of the Company’s Agreement or of the agreements of the other Group Companies.5 To the Company’s best knowledge, each of the Group Companies are acting to bring their respective agreements with Energean for approval by their respective authorized organs, including their shareholders.

The Independent Committee

The Company believes that the joint negotiations held by the Group Companies and the advantages they realized as a result of joint purchasing power, creates for each of the Group Companies separately, on the one hand, and all of the Group Companies together, on the other, a clear economic interest in entering into the transaction and constitutes as a result thereof a personal interest for each of the Group Companies in entering into the Agreement. This personal interest of the Group Companies creates a personal interest for Israel Corp., and its and OPC's indirect controlling shareholder (the "Controlling Shareholders' Personal Interest"). Due to the abovementioned personal interest and based on a legal opinion the Company received, on August 2, 2017, the Board of Directors (the “Board”), appointed a special ad-hoc committee (the "Independent Committee") comprised solely of independent ‘external directors’ who are unaffiliated with the controlling shareholders. The members of the Special Committee are Mr. Yaacov Dior, who also acts as the chairman of the committee, and Dr. Miki Haran. The Company also decided, at that time, that any definitive agreement with Energean would further be subject to shareholder approval, as would ordinarily be required under the Israeli Companies Law with respect to extraordinary transactions of public companies in which its controlling shareholder has a personal interest. The Board of Directors authorized the Independent Committee, among other things, to independently examine, direct and manage, on behalf of the Company, the negotiations with respect to a possible definitive agreement, including designating the persons who will conduct the actual negotiations on behalf of the Company (the “Negotiating Team”), subject to the direction and guidance of the Committee and who will report to the Committee.

3 A public company, one of its controlling parties is Israel Corp., which its controlling shareholders are related to Kenon Holdings Ltd.

4 OPC is a public company. As was reported to the Company, OPC sees Kenon Holdings Ltd. ("Kenon") as its controlling shareholder for the purposes of the Israeli Securities Law. Kenon is a company whose shares are listed on the New York Stock Exchange (NYSE) and on the Tel Aviv Stock Exchange Ltd. To the best knowledge of OPC, 58% of Kenon's share capital is held by Ansonia Holdings Singapore BV, a private company incorporated in the Netherlands , which is held in full indirectly by a foreign discretionary trust that Mr. Idan Ofer is the beneficiary of. and approximately 11.7% of Kenon's share capital is held by XT Investments Ltd., a private company incorporated in Israel, wholly owned by XT Holdings Ltd. (mentioned above).

5 It would be noted that each of the Group Companies also engaged in a separate Term Sheet.

Main principles of the Agreement

Quantity of gas purchased – The annual total quantity of gas which the Company is expected to purchase within the Agreement is 0.85BCM per year during the entire expected supply period (the “Total Contractual Quantity”). The Total Contractual Quantity is designed to satisfy the total gas consumption of the Company (existing and expected as of the date hereof) during the Agreement period.6

Agreement period – The Agreement shall remain in effect until the earlier of (i) the lapse of 15 years from the date of commencement of gas supply, after conclusion of the test-run period (the “Commercial Operation Date”); or (ii) the completion of supply of the entire Contractual Quantity by Energean to the Company. If the Company has not taken a quantity equal to 90% of the Total Contractual Quantity 14 years after the Commercial Operation Date, each party may extend the Agreement by an additional period concluding at the earlier of (i) completion of consumption of the Total Contractual Quantity; or (ii) the lapse of 18 years after the Commercial Operation Date. Notwithstanding the aforesaid, the Company may terminate the Agreement before the end of the contractural period upon the occurrence of certain circumstances specified in the Agreement.

Consideration – The price of natural gas will be determined according to an agreed formula which is based as a whole, on a linkage to the electricity generation component and includes a minimum price. The total financial amount of the Agreement may reach USD 1.9 billion (assuming consumption of the maximal quantity under the Agreement and in accordance with the gas price formula as in effect at the date hereof), and mainly depends on changes to the electricity production tariff and the scope and rate of gas consumption. The actual financial amount could vary materially from this estimate.

“Take or pay” mechanism – The Agreement includes a “take or pay” mechanism, wherein the Company has undertaken to pay for a minimal quantity of natural gas, even if not consumed (the “TOP Quantity”). Under certain circumstances, wherein the Company has paid for a natural gas quantity not actually consumed, or has purchased a gas quantity exceeding the TOP Quantity, the Company may, subject to certain restrictions and conditions provided for in the Agreement, accumulate such quantity for a limited period, and exercise it within the framework of the Agreement. The Agreement includes a mechanism enabling the assignment of such rights between the Group Companies in the event that they are not used until a date close to their expiry date. It should be noted that the Company has not entered into any agreement with any Group Companies regarding the exercise of such right to assign, if and to the extent it will exist, and the terms of any such agreement will be agreed prior to, if at all, the assignment of any such rights and shall be brought for approval in accordance with the Company’s organizational documents and applicable law.

Undersupply – The Agreement includes provisions arranging the parties’ conduct and settling of accounts between them in case of undersupply of gas as compared to the quantity of gas demanded by the Company. This mechanism includes certain compensation to the Company which will be granted as an agreed discount in relation to the gas quantity purchased in the following months. Furthermore, the Agreement provides that in case of a declaration of a State of Emergency in the Natural Gas Industry (as defined in the Natural Gas Industry Law, 5762-2002), Energean will act in accordance with the Natural Gas Industry Regulations (Management of the Natural Gas Industry in Times of Emergency), 5777-2017 (the “Back-up Regulations”) as pertains to the supply of natural gas from an alternative supplier.

6 The Company's expected gas consumption is a forward looking statement, which there is no certainty regarding its realization. The actual volume of gas consumption may be different due to increase in future production or unexpected shut down of certain facilities.

Contingent terms – The Agreement is subject to the fulfilment of conditions precedent, as follows:

(1)	Receipt of approval of the Agreement by the Israel Antitrust Authority (“IAA”). In case such approval is not obtained within six months of signing the Agreement, each party may terminate the Agreement subject to giving advance notice.

(2)	With respect to the Company, the receipt of approval at the General Meeting convened pursuant to this Proxy within 180 days from the date of signing the Agreement, is a condition precedent.

(3)	With respect to Energean, financial closing of its project to develop the Karish and Tanin Gas Fields. Insofar as that condition precedent is not fulfiled by December 31, 2018, each of the parties may terminate the Agreement by prior notice agreed upon and provided that the condition precedent was not fulfilled during the advance notice period.

Milestones – The Agreement states that Energean expects the date of completion of development of the Karish field and the beginning of the gas flow, will occur between August 1, 2020 and November 30, 2020.7 The Agreement provides milestones for execution of the necessary actions for developing the field and until the final date for Commercial Operation, which, if not met, will allow termination of the Agreement. Under certain circumstances, certain compensation will be provided in the event of delay in the Commercial Operation Date.

Early termination of the Agreement – The Agreement includes circumstances in which each of the Company and/or Energean may terminate the Agreement before the end of the contractural period, including in cases of prolonged non-supply, damage to collaterals, etc.

Additional arrangements – The Agreement includes additional provisions and arrangements acceptable in natural gas purchase agreements, regarding maintenance, gas quality, limitation of liability, buyer and seller collaterals, liens and assignments, dispute resolution and operational mechanisms.

On January 10, 2018, an application to approve a derivative action was filed with the District Court in Tel-Aviv by a shareholder of Bazan, naming the Company, OPC and the Controlling Shareholder as defendants in addition to current and former directors of Bazan and others (the “Application for a Derivative Action”), in which, among other things, claims were raised with respect to the price to be paid by each of the Group Companies and the Company for the purchase of gas from Energean. For information regarding the Application for A Derivative Action, please refer to announcement dated January 11, 2018 (Ref: 2018-02-003738).

The approval process

The Independent Committee conducted a thorough review of the proposed transaction and of the Agreement in a long series of meetings. One of the Company’s other independent directors pursuant to NYSE standards was invited to attend certain meetings of the Independent Committee, in order to receive additional insight from other independent directors and to keep him informed of the process and developments.

In performing its duties, the Independent Committee designated a Negotiating Team whose members are experienced and knowledgeable in natural gas transactions in Israel to conduct the negotiations on its behalf and engaged the services of external and independent economic advisors -

7 It should be noted that the information regarding the expected dates stated above, including the expected date for the completion of the field, constitutes a forward-looking statement, as defined in the Israeli Securities Law, which is conditional and depends on a number of factors, including factors beyond the Company's control. In practice, delays may occur, and such information may not materialize or materialize in a manner materially different from the aforesaid, due to delays in manufacture, drilling of wells, installation of production facilities, reservoir risk.

BDO, a major accounting and consulting firm in Israel, to assist it in evaluating the terms of the proposed transaction as well as the risks involved. The Independent Committee together with the Audit and Accounting Committee (the “Audit Committee”) further engaged their own independent legal advisor to advise them.

The Independent Committee, together with its independent economic advisors, reviewed the implications and application of the Israeli Gas Outline with respect to the proposed Agreement. The Committee received and discussed the opinion of its independent economic advisors, with respect to the economic benefit and risks of the Agreement, its terms and conditions and the available alternatives in the Israeli gas market.

The Committee also reviewed and discussed the differences between the Agreement and the corresponding agreements of Bazan and OPC as presented by the Negotiating Team, as well as the opinion of Perlman & Co. (“Perlman”), experts in economic consulting, including in the fields of natural gas, electricity and industry, who rendered an independent economic opinion at the request of all Group Companies, attached hereto as Annex A8. Perlman’s opinion compared the terms of the Agreement and the terms of the corresponding agreements of Bazan and OPC with Energean, noting: (1) that each of the Company and the Group Companies undertook to purchase different quantities of natural gas in order to satisfy the total gas consumption requirements of each of them, respectively; (2) that certain differences exist in the formulation for the linkage of the gas contract price to the production component of electricity; (3) that the “take or pay” quantities vary as a percentage of total contractual quantities; (4) that there are minor differences in payment terms; (5) that certain differences exist in the scheduled maintenance quantity; (6) that there are specific termination clauses in each agreement, and (7) that there are differences in arbitration provisions. Perlman concluded that in their opinion the differences between the agreements are not material and are reasonable under the circumstances, taking into account the inherent differences between each of the Company and the other Group Companies and that the agreements are on market terms.

In addition, per its request, the Independent Committee received a fairness opinion, from BDO, stating that according to their analysis, performed by a leading expert in the energy industry, the terms of the Agreement, when combined with the Backup Agreement, are reasonable despite the risks, reflect reasonable market conditions, fairly compensate the Company for the increased risk associated with purchasing gas from Energean, a new and relatively small gas producer, and therefore represent an economically viable transaction. The economic expert opinion examined the terms of the proposed transaction compared to gas purchasing alternatives from the Tamar and Leviathan gas fields, in accordance with the Gas Outline and concluded that under the current Israeli gas market conditions, the Agreement constitutes the only alternative for a long-term gas agreement that enables a significant reduction in gas prices.

Following its meetings and deliberations, on December 3, 2017, the Independent Committee resolved that the transaction contemplated under the Agreement is, when accompanied by the option of the Backup Agreement, the preferred available transaction for purchasing natural gas under the current circumstances and that, it is in the best interests of the Company to enter into the Agreement. The Independent Committee recommended that the Audit Committee and the Board approve the Agreement and the transactions contemplated thereby. On December 4, 2017 and on December 5, 2017, the Audit Committee and the Board, respectively, determined: (1) that the transaction contemplated under the Agreement and the transactions contemplated thereby, when accompanied by the option of a Backup Agreement, are advisable, fair and it is in the best interests of the Company to enter into the Agreement and approved the Agreement and the transactions contemplated thereby; (2) that the transaction does not constitute a "Distribution" as defined in the

8 The Agreement does not contain material changes in comparison to the draft agreement Perlman refer to in their opinion. The English version of Perlman's opinion is a convenience translation – the original Hebrew version of the text is the only binding version. Certain sections were blackened as their disclosure is restricted due to obligations to a third party.

Israeli Companies Law. The Audit Committee also determined, according to Section 275(A1)(b) to the Israeli Companies Law, that it is reasonable and proper under the circumstances to approve the engagement in the Agreement for the Agreement period (15 years), even though it exceeds three years, as a way to ensure a long term supply and price certainty for the Company’s power plants and other facilities in Israel. The Audit Committee stated that long-term gas agreements are an accepted practice in the gas market, since gas suppliers are required to enter into complex financing transactions for the purpose of developing gas reservoirs and long-term agreements are one of the conditions required for this purpose. In view of the beneficial conditions of the Agreement, the long-term commitment benefits the Company and ensures the acquisition of gas at an attractive price during the Agreement period.

In light of certain doubts which arose with respect to the manner of interpretation and implementation of the mechanism of the relative compensation paid to the Company’s external directors by virtue of the Israeli Companies Regulations (Rules respecting Compensation and Expenses to External Directors), 5760-2000, and the potential implications thereof, the Company decided on January 9, 2017, for the sake of caution, to remove the proposed resolution to approve the Gas Purchase Agreement, as well as certain other matters, from the agenda of the Annual Shareholder Meeting held on January 10, 2018 (see our announcement regarding updates to the Agenda of the General Meeting, dated January 9, 2018 Ref: 2018-02-004213). Therefore, it was decided that the Audit Committee, only in the presence of our new external direcor, Ms. Ruth Ralbag, and our new independent director under Israeli law, Mr. Lior Reitblatt (which were appointed to our Audit Committee following their recent election to the Board in the general Meeting of January 10, 2018), and Mr. Geoffery Merszei, would thouroughly review the Agreement and the transactions contemplated thereby once again. Accordingly, the Audit Committee conducted several discussions in which it has consulted, among others, with the same independent legal advisors and independent economic advisors, reviewed materials which were previously submitted to the Independent Committee and thouroughly reviewed the Agreement and the transactions contemplated thereby. Consequently, on January 17, 2018, the Audit Committee and the Board re-approved the Agreement and the transactions contemplated thereby, as well as the ancillary resolutions of the Audit Committee and the Board set forth above. In addition to the considerations described above and below, in the re-approval process, the Audit Committee and Board also considered, together with the independent economic advisors, and among other things, in light of the Application for a Derivative Action, the fact that, not withstanding the different quantities of gas being contracted for by each of the Group Companies and the Company, the base price is identical to all of them. They further considered the other terms of the Agreement and the corresponding agreements of Bazan and OPC, the circumstances surrounding the joint negotiations and the quantity of gas contracted for by the Company and each of the Group Companies and concluded, that conducting the negotiations jointly with the Group Companies benefited the Company by improving its bargaining power vis-à-vis Energean, and accordingly, the Company achieved more beneficial terms for the purchase of natural gas pursuant to its particular needs and characteristic gas consumption than it could have obtained acting alone, and that the base price for gas for the Company is reasonable and appropriate. The Audit Committee and Board further considered the arrangement whereby the costs of the joint negotiations with the Group Companies will be allocated equally between the Company and each of the Group Companies and concluded that such allocation was reasonable and appropriate, taking into account the nature of the costs incurred and the activities with respect to which they were incurred.

Reasons for the Proposal

The Independent Committee, the Audit Committee and the Board concluded that conducting the negotiations with Energean, an unrelated third party, jointly with the Group Companies, benefited the Company by improving its bargaining power vis-à-vis Energean, and accordingly, the Company achieved more beneficial terms for the purchase of natural gas, pursuant to its particular needs and characteristic gas consumption, than it could have obtained acting alone.

After the Audit Committee and the Board reviewed the differences between the agreements of each of the Company, Bazan and OPC with Energean, as presented to them, they concluded that such differences are not material, are reasonable under the circumstances and are on market terms, taking into account the inherent differences between each of the Company and the other Group Companies.

Price; Economic Benefit

The Independent Committee, the Audit Committee and the Board noted that:

The Company’s facilities in Israel use large amounts of energy, and accordingly, energy constitutes a significant component of the costs involved in some of the Company's products. In order to operate its facilities in Israel the Company uses, among other sources, natural gas as a source of energy. Accordingly, in order to ensure supply and price certainty, a long-term contract for the supply of natural gas is in the Company’s best interests.

The base price offered by Energean represents an attractive price for natural gas to be purchased by the Company in light of its purposes and uses when compared to the prices available from other sources in the Israeli gas market, and this is the lowest price currently available. The price represents a discount off the floor price the Company is paying under its current agreement with the Tamar Group and is lower than the floor price the Company was offered by the Tamar Group and Leviathan for a similar period and similar quantities of gas.

The quantities of gas the Company would be contracting to purchase pursuant to the Agreement were considered and it was concluded that given the relatively consistent and stable needs of the Company, including the expected consumption following completion of the new power plant at Sodom, these amounts and the undertakings with respect to quantities are reasonable and appropriate.

The Audit Committee, both prior to the establishment of the Independent Committee, and as part of the discussions held by the Audit Committee prior to its re-approval, was presented by management and the Negotiating Team with the Company’s conduct for exploring other alternatives in lieu of the transaction contemplated by the Agreement, including other natural gas suppliers and other energy sources, and following review and discussion thereof, the Audit Committee concluded that such alternatives had been appropriately investigated and considered prior to entering into the Term Sheet and an appropriate competitive process was carried out.

Pursuant to the aforementioned fairness opinion of BDO presented to the Independent Committee, the Audit Committee and the Board, in comparison to the other alternatives currently available to the Company, the transaction yields significant economic benefit, that fairly compensates for the increased risks associated with the Karish-Tanin project to the Company.

The price adjustment mechanism included in the Agreement (which is linked to the production component of electricity as published by the Israeli Electricity Authority) is fair and reasonable in the circumstances and customary in the Israeli market. In particular, they noted the impact any change in the factors which would cause an increase in the price of gas would have on the price of electricity and the correlation between energy prices and the price of potash, one of the Company’s main products.

At its recent discussions, the Audit Committee further considered the exposure of the price of the gas to the NIS/$ exchange rate, and concluded that the terms of the Agreement represent fair market conditions and are economically advantageous to the Company as compared to the alternative indexation mechanisms currently available to cogenerators (such as the Company) based on the Gas Outline. Additionally, the Audit Committee noted that the provision which adapts the method of indexation to the production component of electricity in the event it exceeds a certain value provides additional benefit that reduces exposure.

Risks

The Independent Committee, the Audit Committee and the Board noted that:

Risks relating to the supplier - Energean is considered to be a relatively small company in terms of the worldwide energy market with little experience in deep water gas fields and with high financial dependency. Accordingly, the principal risk to the Company in entering into the Agreement with Energean is that the project is ultimately unsuccessful or is canceled. Under this scenario, because the Company will not have entered into a long term supply agreement with an alternative supplier such as those supplying gas from Tamar or Leviathan, if gas prices rise in future years, the Company could potentially face a loss from 2026 onwards, in terms of net present value, when compared to entering into a long term agreement with the Tamar Group on the terms currently offered by the Tamar Group. However, this risk is mitigated to a certain extent as (a) a well-known company in its field of business has been engaged by Energean as the main contractor of the project on their behalf; and (b) Energean has reached an understanding with leading international banks to finance the development of the Karish-Tanin gas field. Consequently, the Independent Committee, the Audit Committee and the Board believe that the prospective savings far outweighs the maximal potential loss.

Changes in gas prices - Another risk is that gas prices could decrease in future years, leaving the Company with a long term commitment at above market prices. The Independent Committee, the Audit Committee and the Board considered the likelihood of a decrease in prices and the factors that could cause such decreases in accordance to the independent economic advisors opinion and concluded that this risk is mitigated by the certainty that a long term supply agreement provides.

Risks related to the Backup Agreement - Pursuant to the Gas Outline and its interpretation by the relevant authorities, the Company has the ability to enter into the Back-up Agreement with Tamar with respect to the supply of gas until the end of 2025, although such agreement would be less advantageous to the Company as compared to a long term agreement with Tamar beyond 2025, which is currently not available to the Company. The Company’s ability to enter into such an agreement for the supply of gas from Tamar as aforesaid until 2025, would be available to the Company until the sale of Delek’s Drilling's interest in Tamar to a third party which must take place prior to 2022.

Based on the opinion of the independent economic advisors of the Committee, the Independent Committee, the Audit Committee and the Board concluded that the Agreement’s terms, when accompanied by the Backup Agreement, are reasonable despite the foregoing risks, provide a positive prospect of economic benefit and reflect market terms and that the transactions contemplated thereby are beneficial, from an economic perspective, to the Company.

The Independent Committee, the Audit Committee and the Board further considered: (1) the term of the Agreement, fifteen years, and the advantages and disadvantages of a long term agreement, including the assurance of supply and price certainty, as well as the underlying reasons for shorter term agreements in the past, and concluded that, taking into account the Company’s ability to terminate the Agreement under certain circumstances as further detailed below, the term of the Agreement is reasonable under the circumstances; (2) The Company’s ability to terminate the Agreement under certain circumstances, which are customary and reasonable given the transaction terms and concluded that these afforded the Company appropriate protection and remedies in the event that these risks materialize and take into consideration the unique circumstances of the Company; (3) the other terms of the Agreement as described above.

Based on the abovementioned, the Audit Committee and the Board of Directors concluded that the proposed transaction and the transactions contemplated thereby are advisable, fair, and in the best interests of the Company and do not constitute a "Distribution" as defined in the Israeli Companies Law, and that (i) the base price for gas for the Company pursuant to the Agreement; and

(ii) the equal allocation of costs of the joint negotiations with Bazan and OPC; are reasonable and appropriate.

Required Approval

Due to the Controlling Shareholders' Personal Interest as described above, pursuant to the Companies Law, the approval of the Agreement requires, in addition to the approval of the Audit Committee and the Board, the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers’ non-vote are disregarded); or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See the discussion of personal interest above.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Agreement with Energean Israel Limited for the purchase of natural gas by the Company and the transactions contemplated thereby"

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 2 – Approval of Renewal of the Management Services Agreement with Israel Corp.

On February 26, 2015, our shareholders approved the renewal of the Management Agreement for the supply of management services between us and Israel Corp., for an annual management fee of $1,000,000 plus VAT (the “Management Agreement”) effective until December 31, 2017 and its amendment included a provision regarding an increase of the management fee to $3,500,000 plus VAT, in the event management services includes the services of an Executive Chairman of the Board appointed by Israel Corp. Since the term of the Management Agreement expired on December 31, 2017, we propose to renew the agreement, effective retroactively as of January 1, 2018, for an additional term of three years, expiring on December 31, 2020 (the “Renewed Management Agreement”). According to the Renewed Management Agreement, the annual management fee will continue to be $1,000,000, plus VAT (the "Management Fee"), with an amendment that such amount shall include the overall value of the cash and equity compensation for the service of our directors whom are office holders of Israel Corp. (collectively: the "IC Directors"). On the Annual General Meeting held on January 10, 2018, our shareholders approved an equity grant for 2018 to each of our IC Directors. We have been informed that our IC Directors have decided to waive their rights for such grant. The Renewed Management Agreement shall replace all other arrangements for payment to our IC Diretors, in such way that, during the term of the Renewed Management Agreement, the Company will not pay or grant any cash or equity compensation to the IC Directors beyond the Management Fee paid to Israel Corp.

In addition, the Renewed Management Agreement was amended to no longer include an increase of the Management Fee to $3,500,000 plus VAT, in the event the Management Services will include the services of an Executive Chairman of the Board appointed by Israel Corp.

The Compensation Committee and the Board of Directors reviewed the management fees paid by companies in the "TASE 35" index and took into account the unique facts and circumstances of the Company. The other terms of the Management Agreement shall remain unchanged.

The following is a summary of the other principal terms of the Management Agreement:

Israel Corp. will grant the Company and its subsidiaries, throughout the term of the Management Agreement, management services in areas of their activities, which include service of certain Israel Corp. officeholders as directors in the Company and regular general advice, including professional, financial, strategic, advocacy and managerial advice (the “Management Services”). The parties to the Management Agreement may decide by mutual consent that the scope of the Management Services should be expanded to additional areas.

The Management Services will be granted to the Company and its subsidiaries by officers and/or officeholders of Israel Corp., and if necessary, by employees and/or consultants of Israel Corp., depending on the needs of the Company and the subsidiaries.

The Management Fee will be paid in 12 monthly installments, with the payment for each calendar month to be made in the following calendar month against the issuance of a lawful tax invoice by Israel Corp. Each payment will be made in New Israeli Shekels ("NIS") at the representative exchange rate of the U.S. dollar ("Dollar" or "$") known on the date of payment.

The Management Agreement is for a term of three (3) years, and will be in force as of January 1, 2018 and until December 31, 2020. At the end of the term of the Management Agreement, the parties to the Management Agreement may decide to extend it, subject to the approvals required under applicable law.

The Management Agreement was approved by the Audit and Accounting Committee and by the Board of Directors on December 4, 2017 and December 5, 2017, respectively. In light of certain doubts which arose with respect to the manner of interpretation and implementation of the mechanism of the relative compensation paid to the Company’s external directors by virtue of the Israeli Companies Regulations (Rules respecting Compensation and Expenses to External Directors), 5760-2000, and the potential implications thereof, for the sake of caution, to remove the proposed resolution to approve the Management Agreement, as well as certain other matters, from the agenda of the Annual Shareholder Meeting held on January 10, 2018 (see our announcement regarding updates to the Agenda of the General Meeting, dated January 9, 2018 Ref: 2018-02-004213). Therefore, it was decided that the Audit and Accounting Committee, only in the presence of our new external direcor, Ms. Ruth Ralbag, and our new independent director under Israeli law, Mr. Lior Reitblatt (who were appointed to our Audit and Accounting Committee following their recent election to the Board in the General Meeting of January 10, 2018), and Mr. Geoffery Merszei, would review and approve the Management Agreement. The renewed Management Agreement was approved by the Audit and Accounting Committee and by the Board of Directors on January 17, 2018.

Required Approval

Since Israel Corp., our controlling shareholder, has a personal interest in this resolution, pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution vote in favor thereof (abstentions and brokers’ non-votes are disregarded); or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See the discussion of personal interest above.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

RESOLVED, to approve the renewal of the Management Agreement with Israel Corp. as described in the Proxy Statement.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who hold, severally or jointly, at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than January 25, 2018.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202 Israel, Attn.: Corporate Secretary, no later than February 12, 2018. Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

UPDATES

If we determine that an update is required respecting an item on the agenda, we will publish such update by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors,

Lisa Haimovitz

Senior Vice President, Global General Counsel and Corporate Secretary

Dated: January 18, 2018

Annex A

Expert Opinion

Respecting

Agreements for the Purchase of Natural Gas

Between Energean Israel Limited

And Bazan, ICL and OPC

Menachem Perlman

November 2017

Perlman & Co.

A.	General
1.	We were requested by Oil Refineries Ltd.[1] (hereinafter: “Bazan”), Israel Chemicals Ltd.[2] (hereinafter: “ICL”) and O.P.C. Energy Ltd.[3] (hereinafter: “OPC”) (Bazan, ICL and OPC, jointly: the “Group Companies”) to express our opinion on the following questions in connection with the potential transactions for the purchase of natural gas between Energean Israel Limited (hereinafter: “Energean”) and the Group Companies:
1.1	Whether the economic terms of the potential transactions the market terms in transactions of this type.
1.2	Whether the economic terms of the potential transactions do not materially differ with respect to each of the Group Companies.
1.3	Insofar as material differences do exist, whether such differences reasonable under the circumstances of the case.
2.	Our opinion is based on the following documents, assuming that the final agreements will be identical to such documents in all matters pertaining to the relevant terms:
2.1	Non-final draft agreement (master version) between Energean and Bazan, ICL and OPC, dated 31 October 2017, which includes differentiation between the Group Companies in the relevant sections (hereinafter: the “Draft Agreement”), as well as clarifications and amendments we received from the Group Companies with respect thereto.[4]

1 Through VP of Trade and Integrative Planning, dated 9 November 2017.

2 Through VP of Business Development – Essential Minerals Segment, dated 9 November 2017.

3 Through VP of Trade, dated 9 November 2017.

4 We were informed that, as this is a non-final Draft Agreement, there exists a difference, in some of the sections of the Draft Agreement, between the figure specified in the Draft Agreement and the figure agreed upon. With respect to these sections, we received clarifications from Group Companies, and our Opinion refers to the figure agreed upon, as conveyed to us by the Group Companies:

1.	Quantities – the Draft Agreement did not note ICL’s gas quantity; we were informed that in the final agreement, the DCQ which ICL seeks to purchase is 83,836 MMBTU.

Furthermore, the gas quantity noted specified respecting OPC in the Draft Agreement did not conform to the quantity specified in the notes to the Draft Agreement; we were informed that in the final agreement, the DCQ which OPC seeks to purchase is 58,045 MMBTU.

2.	Agreement period – the Draft Agreement provides that, in case until the 14th anniversary of the agreement Bazan fails to purchase a gas quantity equal to 90% the TCQ, it may extend the agreement period beyond the 15th year of the agreement, until such time when it purchases an aggregate gas quantity equal to the TCQ or until the 17th anniversary of the agreement, according to the earliest. We were informed that under the final agreement Bazan may extend the agreement period beyond the 15th year of the agreement, until such time when it purchases an aggregate gas quantity equal to the TCQ or until the 18th anniversary of the agreement, according to the earliest.

3.	Terms of payment – the Draft Agreement provides that Bazan’s payment date will be the first business day of the successive month following receipt of the invoice or 20 days after the end of the successive month, according to the latest. We were informed that under the final agreement Bazan’s payment date will be the 1st of the successive month following receipt of the invoice.

Furthermore, the Draft Agreement provides that ICL’s payment date will be 20 days after the end of the successive month or after receipt of the invoice, according to the latest. We were informed that under the final agreement

2.2	The Gas Outline and Government Resolution documents, including exemption from application of the Restrictive Trade Practices Law.
2.3	Publication of natural gas price alternatives pursuant to Chapter D of Government Resolution no. 476, dated 1 October 2017.
2.4	Electricity production tariff charts issued by the Electricity Authority, dated 1 January 2017 and 9 September 2015.
3.	In addition, we were given explanations and representations from executives and employees of Bazan, ICL and OPC. Our work does not constitute assurance of the veracity of these data.
4.	We give our consent to this our Opinion being included and\or referenced to in reports issued by the Companies. We would note that we have no personal interest in the shares or activities of the Companies, and that no dependence or link, as defined in Section 240(b) of the Companies Law, 5759-1999, exists between ourselves and the Companies or interested parties thereof. We would also note that, within our engagement to prepare this Opinion, our total financial liability toward you, stemming from whatever source, was limited to an amount exceeding three times the fee paid us, excluding in case of malice on our part, in all matters pertaining to our liability relating to performing this assessment. In addition, we were granted indemnification, whereby, if we are sued to pay any amount to a third party within a legal proceeding, for a cause which may derive, directly or indirectly, from this Opinion, you shall indemnify us for reasonable expenses which we would incur for representation, legal advice, professional advice, defending against legal proceedings, negotiations, etc., and you would also indemnify us for such amount which we are ordered, in such legal proceeding to pay to a third party. No obligation to indemnify shall apply in case it is determined that we acted in malice in relation to this Opinion.
5.	In our view, the economic terms of the potential transactions are market terms in transactions of this type. Thus, the prices are lower than current market prices, the linkage to the electricity production tariff is reasonable and even required, [***REDACTED***] furthermore, the economic terms of the potential transactions do not materially differ between the Group Companies as pertains to price differences, additional quantities, take-or-pay rates, terms of payment, scopes of maintenance and location of arbitration; the differences existing between the Group Companies are reasonable under the circumstances, including to possibility given to ICL and OPC in Hadera to terminate the agreement in case of expiration of the Dead Sea Works’ concession and in case Energean will not achieve commercial operation by 31 December 2020, respectively.
6.	Following is our Opinion in full.

ICL’s payment date will be the end of the successive month or 30 days after \receipt of the invoice, according to the latest.

4.	Limitation of seller’s liability in case of early shortfall obligation - the Draft Agreement did not specify Energean’s scope of liability limitation toward Bazan and ICL in case of early shortfall obligation; we were informed that under the final agreement, the early shortfall obligation liability limitation scope is determined according to a uniform methodology with respect to each of the Group Companies.

[Signed]
______________________
Menachem Perlman[5]
Perlman & Co. Economic Consulting Ltd.

5 Details of my education and professional experience are as follows:

BA in economics, Tel Aviv University (1989); MA in economics, Tel Aviv University (1992).

28 years of experience in economic consulting, including economic consulting in the fields of natural gas, electricity and industry.

B.	Background
7.	The Group companies are public companies. Israel Corporation Ltd. (hereinafter: “Israel Corp.”) is the controlling shareholder of ICL and Bazan. Kenon Holdings Ltd., the controlling shareholder of OPC, is a company related to the controlling shareholders of Israel Corp.
8.	Over the course of July and August 2017 each of the Group Companies announced its engagement in a non-binding term sheet with Energean, the owner of holdings of the natural gas fields of Karish and Tanin (hereinafter: the “Term Sheets”). Subject to completion of negotiations between the parties and receipt of the approvals required by law, each of the Group Companies is expected to engage in a binding agreement with Energean for the purchase of natural gas required for their operations (hereinafter: the “Potential transactions”).
9.	In this Opinion we were asked to examine the following questions: (a) whether the economic terms of the potential transactions the market terms in transactions of this type; (b) whether the economic terms of the potential transactions do not materially differ with respect to each of the Group Companies; (c) insofar as material differences do exist, whether such differences reasonable under the circumstances of the case.
10.

The key economic terms in examination of long-term agreements for the purchase of natural gas in transactions such as these are the price, the linkage formula and linkage component, the quantity and the take-or-pay rate.

C.	Are the economic terms of the Potential Transactions market terms in transactions of this type
C.1	Prices of the Potential Transactions are lower than market prices
11.	The natural gas prices in the Group Companies’ Potential Transactions are determined by a formula dependent on the electricity production tariff. The electricity production tariff is determined by the Public Utilities Authority – Electricity (hereinafter: the “Electricity Authority”). It would be noted that the formula includes a “minimal prices” mechanism.
12.	As of the date of preparation of this Opinion (November 2017), the electricity production tariff is 26.40 Agorot (ILS 0.264) per kWh. This tariff was determined by the Electricity Authority in January 2017.
13.	According to the current electricity production tariff, the price of natural gas in the Potential Transactions of all Group Companies is $3.975 per MMBTU. This price is significantly lower than the current market price for natural gas.

14.	As of the time of writing this Opinion, the price of natural gas offered to power producers within the framework of the Gas Outline is $4.7 per MMBTU.[6] I.e., the gas price in the Potential Transactions of the Group Companies is 15% lower than the price offered to power producers within the framework of the Gas Outline.
15.	As of the time of writing this Opinion, as conveyed to us by the Group Companies, the natural gas price offered to consumers who are not power producers, which is linked to the Brent oil barrel price, is $5.2 per MMBTU. I.e., the gas price in the Potential Transactions of the Group Companies is 24% lower than the price offered to consumers who are not power producers within the framework of the Gas Outline.
16.	The following table specifies the natural gas prices paid by the Group Companies within their agreements with Tamar, As of the time of writing this Opinion:
Company	Natural gas price in current agreements with Tamar
Bazan	[***REDACTED***]
ICL	[***REDACTED***]
OPC	[***REDACTED***]
Source: Group Companies
17.	The above chart indicates that the price of gas in the Potential Agreements of the Group Companies is significantly lower than the prices paid by Group Companies in their current agreements with Tamar.
18.	We would note that according to information conveyed to us by Bazan, ICL and OPC, each of the Group Companies conducted separate negotiations for the purchase of natural gas from Leviathan, while the prices offered them were very similar to those provided in the Gas Outline. That is, the price of gas in the Potential Transactions of the Group Companies is also lower than the prices offered to each of the Group Companies in negotiations for the purchase of gas from Leviathan.
19.	The foregoing indicates that the prices offered to the Group Companies within the Potential Transactions, in the Draft Agreement, are significantly lower than the prices offered within the framework of the Gas Outline, from the prices paid by the Group Companies within their current agreements with Tamar, and from the prices offered to the Group Companies, separately, within their negotiations with Leviathan. We cannot predict the prices which would be determined in the future in the gas industry, but in relation to current market prices, there can be no doubt that the prices in the Potential Transactions are reasonable.

6 See: Natural Gas Authority, Publication of Natural Gas Price Alternatives pursuant to Chapter D of Government Resolution no. 476, dated 1 October 2017.

C.2	Linkage to the electricity production tariff
20.	The natural gas prices paid by Bazan and ICL within their current agreements with Tamar are only partially linked to the electricity production tariff. Thus, the price of gas paid by Bazan within its agreement with Tamar is [***REDACTED***] linked to the electricity production tariff and [***REDACTED***] linked to the price of Brent oil barrel; the price of gas paid by ICL within its agreement with Tamar is [***REDACTED***] linked to the electricity production tariff and [***REDACTED***] linked to the price of Brent oil barrel.
21.	It would be noted that, based on past data, linkage to the Brent barrel price is expected to be more volatile that linkage to the electricity production tariff. The following illustration shows the Brent barrel (CO1 Comdty) over a period of ten years, between January 2008 and October 2017:

Source: Bloomberg
22.	The following table shows, with respect to each of Group Companies, their estimations pertaining to the consumption rate of natural gas utilized for the production of electricity during the period of the Potential Transactions:
	Bazan	ICL	OPC
Rate of consumption of gas utilized for electricity production during the Potential Transactions	40%	80%	100%
Source: Group Companies

23.	As indicated in the above table, The entire gas consumption of OPC within the Potential Transactions is intended for electricity production. However, in Bazan and ICL about 40% and 80%, respectively, of the natural gas consumption within the Potential Transactions is intended, as per their estimations, for electricity production.
24.	With respect to ICL it should be noted that, although part of the electricity produced based on natural gas is intended for own use, such own use of electricity replaces the purchase of electricity from third parties. Moreover, the natural gas consumed by ICL for own use is for purposes such as drying, heating and combustion, and replaces the alternative consumption of electricity for such uses. Hence, the mechanism of linkage to the electricity production tariff is the appropriate mechanism also with respect to the price in ICL’s Potential Transaction.
25.	With respect to Bazan, it should be noted that in a similar fashion, although all of the electricity produced based on natural gas is intended for own use, such own use of electricity replaces the purchase of electricity from third parties. Moreover, the natural gas consumed by Bazan for own use is for various process purposes and for energy purposes, some of which replaces the alternative consumption of electricity for such uses. Hence, the mechanism of linkage to the electricity production tariff is the appropriate mechanism also with respect to the price in Bazan’s Potential Transaction.
26.	We would also note, above and beyond requirement, that there is not necessarily a correlation between the refining margin and oil prices, and even the contrary. Thus, for example, during periods of increasing oil prices the margins might also decrease as a result of the fact that oil product prices do not increase as rapidly as oil prices. In this context, it should also be noted that Bazan does not possess a permit to consume liquid fuels as a substitute to natural gas. This is another reason why, from Bazan’s perspective, there is no economic sense in linking the prices of natural gas to oil prices.
27.	The foregoing indicates that linkage of the price of natural gas, within the Group Companies Potentials Transactions, to the electricity production tariff is reasonable and even required.
C.3	Take-or-pay rate clause
28.	Within the Potential Transactions, the Group Companies undertook to pay for a minimum annual quantity of gas. Even in the absence of actual consumption (hereinafter: “Take-or-Pay” or “TOP”).

29.	We examined the TOP rates to which the Group Companies committed within the Potential Transactions, as compared to the TOP rates in the Group Companies’ current agreements with Tamar, as detailed in the following table:
	Bazan	ICL	OPC
Rate of TOP within Potential Transactions	80%	80%	78%
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]	[***REDACTED***]
Source: Draft Agreement and Group Companies
30.	The above table indicates [***REDACTED***] these rates are at market terms.
D.	Do the economic terms of the Potential Transactions differ materially between Group Companies
D.1	Price comparison
31.	As aforesaid, the prices of natural gas in the Group Companies’ Potential Transactions are determined based on linkage to the electricity production tariff, which is determined by the Electricity Authority, and include a “minimal prices” mechanism.

7 Weighted average of the TOP rates of the three current agreements of OPC with Tamar, considering the DCQ quantity.

It would be noted that OPC informed us that in two of its agreements with Tamar it was given the opportunity to reduce the quantity of gas provided in the TOP clause to a quantity equal to half the average actual consumption quantity of such consumer over the three years preceding such notice (in giving a 12 months advance notice, with a predetermined timeframe and for a period of three years).

32.	The price formula in the Potential Transactions of Bazan and ICL is as follows:

With the minimum price being $3.975 per MMBTU.
33.	And the price formula in the Potential Transaction of OPC is as follows:

When PT exceeds or equal to 26.4 the minimum price will be $3.975 per MMBTU; when PT is less than 26.4 the minimum price will be $3.80 per MMBTU

34.	We examined the prices in the Potential Transactions of Bazan and ICL versus the price in OPC’s Potential Transactions.
35.	The following illustration describes the prices in the Group Companies’ Potential Transactions, while the electricity production tariff is in the range between ILS 0.15 per kWh and ILS 0.50 per kWh. The orange line indicates the prices in the Potential Transactions of Bazan and ICL; the blue line indicates the price in the Potential Transaction of OPC.

36.	The above illustration indicates that, excluding a range wherein the electricity production tariff is between 26.4 and 28 Agorot (ILS 0.264-0.28) per kWh, the prices in the Potential Transactions of Bazan and ICL are not identical to the price in OPC’s Potential Transaction, in the following manner:
36.1	In the range wherein the electricity production tariff is lower than 26.4 Agorot (ILS 0.264) per kWh, the prices in the Potential Transactions of Bazan and ICL are higher than the price in OPC’s Potential Transaction by a gap of up to $0.18 per MMBTU, constituting approx. 4.6% in relation to the price in OPC’s Potential Transaction.
36.2	In the range wherein the electricity production tariff is higher than 26.4 Agorot (ILS 0.264) per kWh but lower than 28 Agorot (ILS 0.28) per kWh, the prices in the Potential Transactions of Bazan and ICL are identical to the price in OPC’s Potential Transaction.
36.3	In the range wherein the electricity production tariff is higher than 28 Agorot (ILS 0.28) per kWh but lower than 43.47 Agorot (ILS 0.4347) per kWh, the prices in the Potential Transactions of Bazan and ICL are lower than the price in OPC’s Potential Transaction by a gap of up to $0.17 per MMBTU, constituting approx. 2.8% in relation to the price in OPC’s Potential Transaction.

36.4	In the range wherein the electricity production tariff is higher than 43.47 Agorot (ILS 0.4347) per kWh, the prices in the Potential Transactions of Bazan and ICL are lower than the price in OPC’s Potential Transaction, with the gap increasingly growing. Thus, for example, in a scenario wherein the electricity production tariff is 50 Agorot (ILS 0.50) per kWh, the prices in the Potential Transactions of Bazan and ICL will be lower by approx. $0.65 per MMBTU, constituting approx. 9.1% in relation to the price in OPC’s Potential Transaction.
37.	The following table presents the electricity production tariff, as of September 2015
Month	Electricity production tariff (Agorot per kWh)
As of September 2015 and until January 2017	26.52
As of January 2017 and until date of Opinion	26.40
Source: Electricity production tariff charts issued by the Electricity Authority
38.	Hence, according to the current electricity production tariff, the prices in the Potential Transactions of Bazan and ICL are identical to the price in OPC’s Potential Transaction. The following table presents the prices in the Potential Transactions under sensitivity scenarios of a 10% decrease or increase in the electricity production tariff:
	Electricity production tariff	Gas price in Bazan and ICL’s Potential Transactions	Gas price in OPC’s Potential Transaction	Percent gap, in relation to price in OPC’s Potential Transaction
	(Agorot per kWh)[8]	($ per MMBTU)	($ per MMBTU)	(%)
Current tariff	26.4	3.975	3.975	-
10% increase in current tariff	29.0	4.003	4.117	2.8%
10% decrease in current tariff	23.8	3.975	3.800	-4.6%
Average price of both scenarios		3.989	3.958	-0.8%

8 Figures rounded to one digit after decimal point.

40.	The above table indicates that, in the average of sensitivity scenarios of a 10% increase or decrease in the electricity production tariff, the average gas price in the Potential Transactions of Bazan and ICL is approx. $3.989 per MMBTU while the average gas price in the Potential Transaction of OPC is approx. $3.958 per MMBTU. This is an immaterial gap of $0.03 per MMBTU, which constitutes approx. 0.8% as relates to the average price of gas in OPC’s Potential Transaction.
41.	In addition, we examined the prices in the Potential Transactions of the Group Companies under other sensitivity scenarios, of a 20% increase of decrease in the electricity production tariff as compared to the current tariff. The following table presents the prices in the Potential Transactions under sensitivity scenarios of a 20% decrease or increase in the electricity production tariff:
	Electricity production tariff	Gas price in Bazan and ICL’s Potential Transactions	Gas price in OPC’s Potential Transaction	Percent gap, in relation to price in OPC’s Potential Transaction
	(Agorot per kWh)[9]	($ per MMBTU)	($ per MMBTU)	(%)
Current tariff	26.4	3.975	3.975	-
20% increase in current tariff	31.7	4.375	4.500	2.8%
20% decrease in current tariff	21.1	3.975	3.800	-4.6%
Average price of both scenarios		4.175	4.150	-0.6%
42.	The above table indicates that, in the average of sensitivity scenarios of a 20% increase or decrease in the electricity production tariff, the average gas price in the Potential Transactions of Bazan and ICL is approx. $4.175 per MMBTU while the average gas price in the Potential Transaction of OPC is approx. $4.150 per MMBTU. This is an immaterial gap of $0.025 per MMBTU, which constitutes approx. 0.6% as relates to the average price of gas in OPC’s Potential Transaction.

9 Figures rounded to one digit after decimal point.

43.	The foregoing indicates that the price gaps in the Potential Transactions of the Group Companies are immaterial.
D.2	Quantities
44.	The natural gas quantities in the Potential Transactions which the Group Companies have undertaken to purchase change between the Companies. We examined the quantities in the Potential Transactions of Bazan, ICL and OPC.
45.	The following table shows, respecting each of the Group Companies, the quantity of gas it seeks to purchase within the Potential Transactions:
	Bazan	ICL	OPC	Total Group Companies
BCM	1.15	0.85	0.6	2.60
DCQ (MMBTU)	112,688	83,836	58,045	254,569
Distribution of quantity	44%	33%	23%	100%
Source: Draft Agreement and Group Companies
46.	The above table indicates that, in total, the Group Companies seek to purchase, within the Potential Transactions, natural gas at the scope of BCM 2.6, while Bazan seeks to purchase 44% of the total quantity, ICL 33% of the total quantity, and OPC 23% of the total quantity.
47.	It would be noted that within the Potential Transactions, each of Group Companies seeks to purchase quantities of natural gas larger than those purchased by them within their current agreements, which are about to expire of from which the Group Companies mean to be released (hereinafter: the “Additional Quantity”). The following table presents, for each of the Group Companies, such Additional Quantity, as well as its portion out of the quantity sought within the Potential Transactions:
	Bazan	ICL	OPC
BCM	0.15	0.1	0.1
Portion out of the quantity sought within the Potential Transactions	13%	12%	17%
Source: Group Companies
48.

The above table indicates that, although each of the Companies agreed to an Additional Quantity at the rate of 0.1-0.15 BCM, such Additional Quantity constitutes a more significant portion as compared to the undertaking within OPC’s Potential Transaction, which seeks to purchase a smaller gas quantity. As detailed below, the Additional Quantity for OPC is required in order to ensure full supply for OPC’s plant in Hadera throughout the entire financing period.

D.3	TOP rate
49.	As indicated by the data in Chapter C.3 above, there are no significant differences in the TOP rates between the Group Companies within the Potential Transactions, [***REDACTED***].
D.4	Terms of Payment
50.

There are slight differences in the terms of payment between Group Companies. As conveyed to us by the Group Companies, OPC’s payment date will be at the end of the successive month; Bazan’s payment date will on the 1st of the month following receipt of the invoice and ICL’s payment date will be by the end of the successive month or 30 days after receipt of the invoice, according to the latest. Noting the fact that these are gaps of no more than a few days, such differences are negligible.

D.5	Scope of maintenance
51.

According to the Draft Agreement, there are slight differences in the scope of maintenance between ICL and between Bazan and OPC. Thus, according to the Draft Agreement, the scope of maintenance planned in ICL in each of the agreement years will not exceed 15 times the DCQ; while the scope of maintenance planned in Bazan and OPC in each of the agreement years will not exceed 13 times the DCQ. Noting the fact that these gaps are minor, at a scope of double the DCQ, such differences are immaterial.

D.6	Location of arbitration
52.

According to the Draft Agreement, there are differences in arbitration procedures between Bazan and ICL and between OPC. Thus, according to the Draft Agreement, arbitration between Energean and Bazan or ICL pertaining to disputes exceeding the amount of $10 million will be held in London; while arbitration between Energean and OPC pertaining to disputes exceeding the amount of $5 million will be held in London. Considering the scopes of the agreements, such differences are immaterial.

D.7	Termination of the agreement under two unique scenarios
53.	According to the Draft Agreement, ICL is given the option to terminate the agreement in case of expiration of the concession granted to Dead Sea Works under the Dead Sea Concession Law, 5721-1961.
54.

In addition, according to the Draft Agreement, OPC is given the option to terminate the portion of the agreement that relates to its Hadera power plant in case Energean fails reaching commercial operation by the last date on which the Hadera plant is permitted to give notice of reducing quantities in its agreement with Tamar.

E.	Are the Differences Reasonable under the circumstances of the case
E.1	Differences in the price formula
55.	The data presented above indicates that the price differences in the Potential Transactions of the Group Companies are immaterial.
56.	As conveyed to us by OPC, the difference in the price formula between the Potential Transactions of Bazan and ICL and between OPC’s Potential Transaction derives from OPC’s need to hedge the risk in case of a decrease in electricity tariffs. Unlike Bazan and ICL, OPC’s revenues are directly linked to electricity tariffs in Israel, and therefore an increase in electricity tariffs will positively affect it. However, a decrease in electricity tariffs constitutes an operating risk, and thus a mechanism was chosen for OPC which hedges the risk in case of a decrease in electricity tariffs, at the expense of higher revenues in case of an increase in electricity tariffs.
57.	This is a reasonable economic consideration, which may certainly be accepted when noting that the price differences are immaterial.
E.2	Differences in the Additional Quantity
58.	The data presented above indicates that, although each of the Companies committed to an Additional Quantity at the rate of 0.1-0.15 BCM, there are differences in the portion of such Additional Quantity out of the total quantity between the Companies.
59.	The differences in Additional Quantity between Bazan and ICL are miniscule. OPC’s portion is higher, and stems from the fact that the Additional Quantity is necessary in order to ensure full supply to OPC’s plant in Hadera throughout the entire financing period, in lieu of Hadera’s second gas agreement with Tamar. At OPC’s estimation, This quantity is required for gas supply throughout the entire financing period (as previously required by the financers of Hadera).

60.

Considering the fact that this is an Additional Quantity rate of approx. 4-5 percentage points beyond the rate of ICL and Bazan’s Additional Quantity, and the fact that tie agreement does not include any restrictions on secondary sale of natural gas, this difference is reasonable and is immaterial under the circumstances of the case.

E.3	Differences in the TOP rate
61.	As indicated by the above data, there are no significant differences in TOP rates between the Group Companies in the Potential Transactions, [***REDACTED***]
62.

It should be noted that the rate set forth in the agreement with OPC is 2 percentage points lower than the rate in the agreements with Bazan and ICL. This fact in itself makes the slight difference in the TOP rate reasonable and immaterial under the circumstances of the case.

E.4	Terms of payment
63.	The foregoing indicates that there are slight differences in payment terms between the Group Companies.
64.

The difference between OPC’s payment date and Bazan’s payment date is one day. The difference between the payment dates of OPC and Bazan and between ICL’s payment date depends on the date on which receives the invoice from Energean. We were informed by ICL that currently the date of receiving the invoice from Tamar is the 2nd of the month. Hence, ICL’s payment date will be the 1st or 2nd of the month following receipt of the invoice, which means a gap of no more than a few days.

E.5	Scope of maintenance
65.	The aforesaid indicates that there are slight and immaterial differences in the scope of maintenance between ICL and between Bazan and OPC.
66.

As conveyed to us by the Group Companies, the scope of maintenance provided in the Draft Agreement with respect to each of the Group Companies reflects its individual needs, in accordance with its expectations pertaining to the required scope of maintenance. Noting the fact that this is a minor difference between ICL and between Bazan and OPC, at the rate of double the DCQ, these are minor differences which are immaterial.

E.6	Location of arbitration
67.	The aforesaid indicates that there are differences in arbitration procedures between Bazan and ICL and between OPC. Thus, according to the Draft Agreement, arbitration between Energean and Bazan or ICL pertaining to disputes exceeding the amount of $10 million will be held in London; while arbitration between Energean and OPC pertaining to disputes exceeding the amount of $5 million will be held in London.
68.

It would be noted that, on the one hand, the additional cost of holding the arbitration proceeding in London is estimated at several million dollars; on the other hands, there is an advantage in terms of professionalism in holding arbitration proceedings in London. As aforesaid, considering the scope of the agreement, such differences are immaterial.

E.7	Termination of the agreement under two unique scenarios
69.	As aforesaid, according to the Draft Agreement, ICL is given the option to terminate the agreement in case of expiration of the concession granted to Dead Sea Works under the Dead Sea Concession Law, 5721-1961. It would be noted that this scenario is a sort of force majeure, beyond the Company’s control, and its implications on the scope of ICL’s gas consumption is cardinal. Considering this fact, this clause is reasonable and even inevitable under the circumstances of the case.
70.	In addition, according to the Draft Agreement, OPC is given the option to terminate the portion of the agreement that relates to its Hadera power plant in case Energean fails reaching commercial operation by the last date on which the Hadera plant is permitted to give notice of reducing quantities in its agreement with Tamar. As conveyed to us by OPC, the last date on which the Hadera plant is permitted to give notice of reducing quantities in its agreement with Tamar is 31 December 2020.[10]
71.	It would be noted that, according to the Draft Agreement, the Group Companies right is to give notice of termination of the agreement in the commercial operation of the gas field is delayed beyond 30 September 2021 (or after 30 June 2022, in case of force majeure).[11]

10 We were informed by OPC, that it is a commercial decision by Hadera, whether to give notice of reducing quantities in case Energean fails reaching commercial operation by the end of 2020.

11 It would be noted that termination of the agreement will come into force after the lapse of 60 days of giving notice to such effect, unless during such period Energean reaches commercial operation of the gas field, in which case the termination notice is revoked.

72.	[***REDACTED***]
73.

That is, as of the time of signing the agreement, OPC’s ability, with respect to the portion of the agreement relating to the Hadera power plant, to cope with a delay in the commercial operation of the gas field is limited as compared to the same ability of Bazan, ICL and OPC with respect to the portion of the agreement relating the Rotem power plant. Considering this fact, this clause is reasonable under the circumstances of the case.

E.8	Uniform price for the Group Companies
74.	As aforesaid, under the current electricity production tariff, the price of gas is identical for all Companies, with the linkage formula causing OPC’s prices to become slightly higher in case the electricity production tariff increases, and slightly lower in case the electricity production tariff decreases. That is, the prices set are virtually uniform, despite the quantity differences between the Group Companies. Under circumstances wherein the reduced price is for a quantity achieved through joint negotiations and in relation to all quantities, it is reasonable that the price is uniform, as reaching the quantity on which such benefit was achieved depends on the participation of all three Companies; each of the Companies on its own is not large enough to achieve such terms or more favorable terms.
75.	It would be noted, as aforesaid, that Bazan’s price is similar to the prices of ICL and OPC, and is similarly linked in its entirety to the electricity production tariff. Linkage to the electricity production tariff was not offered to Bazan in any of the competing offers, and for Bazan this represents an improvement which is in part due to the relatively large portion of Bazan’s purchase as compared to the other Companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: January 18, 2018